

10030092

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66750

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Torch Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

770 S. Post Oak Lane, Suite #101

(No. and Street)

Houston	**Texas**	**77056**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Ed Jones **713-621-4577**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

UHY LLP

(Name – *of individual, state last, first, middle name*)

12 Greenway Plaza, Suite 1202	**Houston**	**Texas**	**77046**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- √ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Ed Jones, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Torch Securities, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



SANDI M. HEMMELINE
STATE OF TEXAS
My Comm Exp
30, 2011

Signature

Managing Partner

Title

Notary Public

This report** contains (check all applicable boxes):

- x (a) Facing page.
- x (b) Statement of Financial Condition.
- x (c) Statement of Income (Loss).
- x (d) Statement of Changes in Financial Condition.
- x (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- N/A (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- x (g) Computation of Net Capital.
- N/A (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- x (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- N/A (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- x (l) An Oath or Affirmation.
- x (m) A copy of the SIPC Supplemental Report (separately bound).
- x (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TORCH SECURITIES, LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2009

CONTENTS

UHY LLP
Certified Public Accountants

12 Greenway Plaza, 12th Floor
Houston, TX 77046-1289

Phone 713-561-6500
Fax 713-968-7128
Web www.uhy-us.com

Independent Auditors' Report

To the Members
Torch Securities, LLC
Houston, Texas

We have audited the accompanying statement of financial condition of Torch Securities, LLC as of December 31, 2009, and the related statements of operations, members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note D to the financial statements, Torch Securities, LLC had certain transactions and relationships with an affiliate. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions with unrelated parties.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Torch Securities, LLC as of December 31, 2009, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying information included on pages 8 and 9 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the audit procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

UHY LLP

Houston, Texas
February 23, 2010

TORCH SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS		
Cash	$	7,118
Accounts receivable		1,384
Prepaid expenses and other assets		915
TOTAL ASSETS	$	9,417
LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES		
Accrued expenses	$	1,384
MEMBERS' EQUITY		8,033
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	9,417

See notes to financial statements.

NOTE A - NATURE OF OPERATIONS

Torch Securities, LLC ("Torch"), a Delaware limited liability company, was formed in October 2004. It was granted membership in the National Association of Securities Dealers ("NASD"), now known as the Financial Industry Regulatory Authority ("FINRA"), as a limited broker-dealer in May 2005. Torch operates under the exemptive provisions of the Securities and Exchange Commission's (SEC) Rule 15c3-3(k)(2)(i) which provide that it will not maintain any margin accounts, will promptly transmit customer funds and deliver securities received, and does not hold funds or securities for, or owe money or securities to, customers. Its business operations focus primarily on mergers and acquisitions ("M&A"), private capital formations, fairness opinions and business valuations. Torch does not underwrite securities or participate in the brokerage of publicly traded securities.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition: Revenues from Torch's operations are recognized in the period the services are provided or upon closing of an M&A transaction. A non-contingent investment banking fee is recognized in the period the service is provided. A contingent investment banking fee is earned only if an M&A transaction closes and is recognized on the closing date of an M&A transaction.

Income Taxes: The net income or loss of Torch flows through to its members. Accordingly, no federal income taxes are included in the accompanying financial statements. However, Torch is subject to state income taxes, including the Texas margin tax. Such amounts were immaterial in 2009.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America necessarily requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

NOTE C - NET CAPITAL REQUIREMENTS

Torch is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, Torch had net capital of $5,734, which was $734 in excess of its required net capital of $5,000. Torch had $1,384 in aggregate indebtedness at December 31, 2009.

NOTE D - RELATED PARTY TRANSACTIONS

Under a management agreement with an affiliate, the affiliate provides certain administrative and professional services to Torch. However, for 2009, the allocated expenses were $0 since Torch did not have significant activities. Professional fees of $6,000 were contributed as capital for the year ended December 31, 2009.

NOTE E - SUBSEQUENT EVENT

The Company evaluated all events and transactions after December 31, 2009 up through February 23, 2010, the date these financial statements were issued.

SUPPLEMENTAL INFORMATION PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

TORCH SECURITIES, LLC
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
DECEMBER 31, 2009

NET CAPITAL		
Total members' equity		$ 8,033
Deduction for non-allowable assets:		
Accounts receivable	$ 1,384	
Prepaid expenses and other assets	915	2,299
Net capital before haircuts on securities positions		5,734
Haircuts on securities		-
NET CAPITAL		5,734
Minimum net capital required (greater of $5,000 or 1/15th of aggregate indebtedness)		5,000
Net capital in excess of minimum requirement		$ 734
AGGREGATE INDEBTEDNESS		$ 1,384
Ratio: Aggregate indebtedness to net capital		.24 to 1

NOTE: There are no material differences between the audited computation of net capital included in this report and the corresponding schedule included in Torch's unaudited December 31, 2009 Part IIA FOCUS filing, as amended.

See Independent Auditors' Report.

SCHEDULE II - INFORMATION RELATED TO EXEMPTION FROM SEC RULE 15c3-3
DECEMBER 31, 2009

Torch is exempt from the possession, control and reserve requirements pursuant to paragraph k(2)(i) of SEC Rule 15c3-3.

See Independent Auditors' Report.

TORCH SECURITIES, LLC

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL

DECEMBER 31, 2009

UHY LLP
Certified Public Accountants

12 Greenway Plaza, 12th Floor
Houston, TX 77046-1289

Phone 713-561-6500
Fax 713-968-7128
Web www.uhy-us.com

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5 of the Securities Exchange Act of 1934

The Members
Torch Securities, LLC

In planning and performing our audit of the financial statements and supplementary schedules of Torch Securities, LLC (the "Company") for the year ended December 31, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, the Financial Industry Regulatory Authority (formerly the National Association of Securities Dealers, Inc.) and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

UHY LLP

Houston, Texas
February 23, 2010

TORCH SECURITIES, LLC

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

DECEMBER 31, 2009

UHY LLP
Certified Public Accountants

12 Greenway Plaza, Suite 1202
Houston, Texas 77046-1289

Phone 713-561-6500
Fax 713-968-7128
Web www.uhy-us.com

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Members of
Torch Securities, LLC
Houston, Texas

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Torch Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Torch Securities, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Torch Securities, LLC's management is responsible for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with the respective cash disbursement records entries, noting no differences.

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting no differences.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

UHY LLP

Houston, Texas
February 23, 2010

TORCH SECURITIES, LLC
SCHEDULE OF ASSESSMENTS AND PAYMENTS
FOR THE PERIOD APRIL 1, 2009 TO DECEMBER 31, 2009

Determination of SIPC Net Operating Revenues:		
Total Revenue (FOCUS line 12/Part IIA line 9)	$	16,480
Additions: None		-
Deductions: None		-
SIPC Net Operating Revenues	$	16,480
Determination of General Assessment:		
General Assessment @ .0025	$	41
Assessment Remittance:		
Greater of General Assessment or $150 Minimum	$	150
Less: Payment Made with Form SIPC-4 on January 9, 2009 to SIPC, Washington, D.C.		(150)
Assessment Balance Due	$	-
Reconciliation with the Partnership's Computation of SIPC Net Operating Revenues for the Period April 1, 2009 through December 31, 2009:		
SIPC Net Operating Revenues as computed by the Partnership on Form SIPC-7T	$	16,480
SIPC Net Operating Revenues as computed above		16,480
Difference	$	-

TORCH SECURITIES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2009